[CAMPBELL RESOURCES LOGO]




                                QUARTERLY REPORT



                                        3



                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2003

Forward-looking statements

This report contains certain Forward-Looking Statements within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those Risk Factors set forth in the Campbell Resources' current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual ore reserves; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and ore reserves of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

MESSAGE TO SHAREHOLDERS


Our Company was very active during the third quarter. Improved production was achieved at the Joe Mann Mine, discussions regarding the Copper Rand Project have led to the resumption of development work and three private financings have strengthened our financial situation. At the Joe Mann Mine, development miners have reached and have started opening up the West Zone.

We have recorded a net gain of $0.6 million or $0.01 per share. The net loss for the first nine months of 2003 was $3.7 million ($0.08 per share).

The net gain is mainly due to the improved performance of the Joe Mann Mine and a gain of $844,000 received on the sale of a Mexican subsidiary. The average gold grade of the output during the third quarter was 0.296 oz per ton resulting in the best quarterly production since resumption of operations in April 2002. Average mill recovery rates are the highest since April 2002 at 94% for gold and 97% for copper. Moreover, improved cost control measures have translated into an average cost per ounce of US$296 for this quarter. It must be noted that, even with a substantial increase of US$41 between the third quarter of 2002 and 2003, the average gold price in Canadian dollars was relatively unchanged due to the higher value of the Canadian dollar.

Work at the Copper Rand project resumed shortly after the end of the third quarter with our participation in the project increasing from 26% to 76%. We have committed to loan $7.0 million over the next few months and repay Investissement Quebec $10 million on the debt through the issuance of Campbell shares at a price of $1.025 per share. These transactions have had a positive impact on our balance sheet, increasing our assets by $25 million to reach over $150 million against an increase in debt of $3.5 million and a minority participation of $5.8 million. As a result of these transactions, the combined production from the Copper Rand and Joe Mann mines is expected to exceed 100,000 ounces for gold and 20,000,000 pounds for copper by 2005.

A total of $8 million was generated through private placements, permitting development work at the Copper Rand project and underground exploration of the West Zone at the Joe Mann Mine to resume. The West Zone remains open to the west and at depth. In addition, surface exploration will be initiated in the coming months.

OUTLOOK

The West Zone is now open over 200 feet and a raise is under development. Our geologists have reconfirmed previously obtained results of an average gold grading of 0.389 once per ton over an average width of 7.6 feet. Development will continue over the next few months with production estimated to begin in the second quarter of 2004. To date, 5,340 tonnes grading an average 0.261 ounces per ton have been extracted from the West Zone.

After a difficult start-up, the process of extraction by thermal fragmentation is now in operation. The team assigned to this operation has shown initiative in solving the various problems encountered in order to obtain satisfactory results from this process. The thermal fragmentation process is designed to permit extraction of ore from narrow gold veins and increase profitability of the Joe Mann Mine.

Gradually, various elements contributing to the growth and profitability of Campbell are being added to those already in place. Gold production for this year is forecast at 46,000 ounces. We should see a substantial increase in 2004 with production in the West Zone scheduled to begin in the second quarter and production at Copper Rand project expected to begin in the fourth quarter.

The coming months should prove to be quite interesting for the Company with the resumption of work on the West Zone of the Joe Mann Mine and the beginning of surface exploration work.





/S/ Andre Y. Fortier

Andre Y. Fortier
President and Chief Executive Officer

November 24, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------

Our financial objectives are to build shareholder value by increasing production and reserves through internal growth, to acquire properties that bring added value, to maintain operational flexibility and to minimize unit production costs.

The financial statements for the period ending September 30, 2003 present Campbell's results of operations and its financial position. These consolidated financial statements were compiled using Canadian generally accepted accounting principles.

These financial statements present information regarding the financial position and results of operations for the first nine months of 2003. Since 2001, Campbell has undertaken a new business plan. To properly evaluate future results, the present text must be read in light of this change in focus. The results of operations for the first nine months of the year do not necessarily reflect the expected results for the year.

Since 2001, Campbell has concentrated its operations in the Chibougamau mining camp in the Province of Quebec. The Company holds interests in gold and copper mining properties. Of these interests, only the Joe Mann Mine and the Campbell mill were in operation in the first nine months of 2003.

RESULTS

For the third quarter of 2003, Campbell recorded net earnings of $0.6 million or $0.01 per share, compared with a net loss of $2.9 million ($0.07 per share) for the same period in 2002. The net loss for the first nine months of 2003 was $3.7 million ($0.08 per share) compared to $4.1 million dollars ($0.11 per share) for the corresponding period of 2002.

Commercial production resumed at the Joe Mann Mine in April 2002. Production in the third quarter of 2003 was 12,173 ounces of gold and 227,000 pounds of copper compared to 7,714 ounces of gold and 141,000 pounds of copper for the third quarter of 2002. Year-to-date production for 2003 was 34,306 ounces of gold and 636,000 pounds of copper. The average gold content per ton produced during the third quarter is 0.296 oz. per ton compared to 0.217 oz. per ton for the comparable period in 2002. Mill recovery rates were 94% for gold and 97% for copper, compared to 88% and 94% in the third quarter of 2002. The average mill recovery rates during the whole of 2003 are 93% for gold and 95% for copper. The cash operating cost per ounce in the third quarter of 2003 was US$296 compared to US$390 for the corresponding period for 2002 and US$336 for the first nine months of 2003.

During the third quarter, 43,741 tons of ore were milled for a total of 142,616 tons year to date compared to 40,133 tons for the corresponding period of 2002.

Metal sales for the third quarter of 2003 were $6.0 million compared to $3.6 million for the comparable period in 2002. The average gold price realized during the quarter was US$368 (CDN$506) compared to US$317 (CDN$500) for the third quarter of 2002

Depreciation for the third quarter of 2003 related to the production at the Joe Mann Mine was $1.338 million or CDN$110.00 per ounce of gold produced compared with $1.226 million and CDN$157.64 per ounce for the corresponding period of 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------

General administration expenses increased by $45,000 for the third quarter of 2003 to $474,000. For the first nine months of 2003, general administration costs were lower by $166,000 compared to the same period of 2002. This decrease was due to the efforts made to reduce administrative costs to a minimum and further concentrate on Campbell development.

Site care and maintenance costs were considerably lower for the first nine months of 2003 compared to the same period last year as a result of sale of the Mexican properties in the first quarter of 2002 and the resumption of operations at the Joe Mann Mine in the second quarter of 2002.

The 2002 sale of royalty interests (three tranches) bearing interest at 6.25% has generated interest revenues of $1.3 million year-to-date compared to $0.8 million in interest for the same period of 2002, each tranche having been sold at different dates in 2002.

Other income includes an additional gain of $844,000 in the third quarter, resulting from the sale of a Mexican subsidiary. The price of gold having reached and maintained an average of US$350 for a minimum period of 120 consecutive days, a US$600,000 note became payable by the purchaser of one of our Mexican subsidiaries. A gain of $300,000 on the exchange rate makes up other income in the second quarter of 2003. For the year to date, other income of $2.0 million includes a gain of $1.2 million from the sale of the Mexican subsidiaries, a gain of $0.11 million on the sale of short-term investments received in connection with that sale, and a gain of $0.6 million on the exchange rate. For the nine months ended September 30, 2002, other income was $1.1 million including $0.7 million provided by the recovery of gold from the cleaning of the Campbell mill and $0.2 million gain on foreign exchange.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2003, cash and cash equivalents were $7.6 million compared to $3.4 million at December 31, 2002. Operating activities for the third quarter 2003 generated a gain of $1.1 million and used $1.0 million before non-cash items for the year to date. Higher gold grades and an improvement in recovery at the Joe Mann Mine have contributed to increase the cash flow in the third quarter of 2003.

In the third quarter of 2003 Campbell reached an agreement on three private placements, at prices varying between $0.45 and $0.75 per share, generating gross proceeds of $7.5 million. Fees totaled $0.5 million. Proceeds from these private placements will permit continued development of the Copper Rand Mine and further exploration at the Joe Mann Mine.

In the third quarter the Company repaid $700,000 in long term debt including $670,000 to Investissement Quebec on the 2001 loan. Two quarterly payments remain on this loan, a repayment of $670,000 in November 2003 and a final repayment of $207,000 due in February 2004.

The $3.4 million convertible debenture bearing interest at 7.5% due July 21 2004 will be repaid at maturity in shares at a conversion price of US$5.00 or 510,200 shares.

The Guaranteed Subordinate Debentures of $38 million and the Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares of a subsidiary in the amount of $11 million will be fully reimbursed and bought back in 2007 through deposits and the $49 million Swap Agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------

Of the remaining $3.7 million in long term debt, $2.9 million of debentures were converted on October 31, 2002 into Campbell common shares at a price of $1.025 per share.

Since the beginning or the year, the Company continued the exploration program and has invested more that $388,000 in underground exploration at the Joe Mann Mine. The exploration program in the West Zone has identified and increased mineral resources. At September 30, development in the ore body confirmed the exploration results. The exploration program will continue, in the fourth quarter, to the west and at depth. By the end of the year, our geology department will have completed its report on revised mineral reserves and resources.

COPPER RAND

After having been suspended development work in the third quarter to allow for a restructuring of the financing of Corporation Copper Rand Inc., work at the Copper Rand mine resumed in October 2003. With the restructuring of financing, the three institutional partners in Corporation Copper Rand Inc. have converted a total of 50% of the issued and outstanding shares into Campbell shares at a price of $1.025 per share. Campbell now holds 76% of the shares in Copper Rand. Campbell will invest $7 million in the development of the Copper Rand project and will repay $10,000,000, plus accrued interest, on the loan granted to Corporation Copper Rand by issuing 10,450,211 Campbell shares at a price of $1.025 per share, of which 1,332,611 shares will be issued in escrow pending shareholder approval. An additional financing will be sought in 2004 in order to complete development and resume commercial production by the fourth quarter of 2004.

RESTORATION

The Company carries out an annual review of its provision for future site restoration. At September 30, 2003, these future costs were estimated at $8.2 million for all the properties requiring future site restoration. Unlike most mining companies, Campbell benefits from $3.9 million held in trust to cover all the properties owned by its subsidiary, MSV Resources Inc., in the Chibougamau region. A provision of $6.5 million has already been taken and expensed in preceding fiscal years for site restoration costs at the Joe Mann Mine, the Eastmain property and the Campbell mill with $0.3 million held in trust.

RISK

The Company does not engage in off balance sheet financing. All operating costs are expressed in Canadian dollars. The collective agreements of employees at the Joe Mann Mine, which expire in 2004, provide for progressive salary reductions linked to a gold price below US$325. Sales are directly impacted by fluctuations in metal prices and the Canadian/United States dollar exchange rate. Numerous factors outside the control of the Company can have an impact on these fluctuations. Since the resumption of operations in 2002, Campbell has sold its entire production at spot prices.

Metal prices and the Canadian/United States dollar exchange rate also have an impact on the calculation of mineral reserves, the continuance of mining operations and the decision to develop properties, as well as the book value of mining assets.

Interest rate changes have less impact on the Company. Debentures and redeemable preferred shares, which represent a total of $49.1 million of total long-term debt of $56.0 million, are covered by swap agreements with an international bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------

ACCOUNTING PRINCIPLES

Accounting principles are stated in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2002. The Company considers that the underlying estimates and assumptions have an impact on the book value of mining properties on the balance sheet. In accordance with the accounting principle relative to mining properties, costs incurred to increase the existing capacity of a property, to develop new zones of mineralization or for pre-production development are capitalized. These costs, as well as acquisition and development costs for properties with mining reserves, are depleted according to the unit of production basis using proven and probable mineral reserves to which they relate.

Mineral reserve estimates also have a large impact in determining whether or not mining properties have decreased in value. The process of estimating mineral reserves requires knowledge of the regional geological context and structural context of the mine and its immediate surroundings and the mineralization and mineralized zones. These estimates also change as a result of various factors including, but not limited to, additional development work, the metal prices, operating costs, research and development on mining methods, and the permanent infrastructures used to access the deposit.

A change in any of the variables that enter into the calculation may have a considerable influence on the other variables as well as on the evaluation of reserves, thus decreasing the value of a mining property.

OUTLOOK

Campbell expects to produce approximately 46,000 ounces of gold for the year 2003. In spite of the contribution from the West Zone, lower output from the East Zone and minimal contribution from the thermal fragmentation process have contributed to this reduced forecast.

Development of the West Zone is continuing with the objective of commencement of production in the second quarter 2004. The thermal fragmentation process has experienced numerous difficulties in its start-up. A sustained effort by all concerned is contributing to the identification of solutions and improvement in output. Work is on-going.

Exploration activities have resumed in the West Zone of the Joe Mann Mine. In addition, surface exploration will be initiated in the coming weeks with a focus on the targets identified during the 2002 airborne magnetic survey (Megatem) and the exploration targets in the vicinity of the Joe Mann Mine.

Campbell continues its progress in the pursuit of its objectives. The increased ownership in the Copper Rand project will contribute to Campbell's increasing exposure to a better environment for gold and copper prices. The combined output from the Copper Rand project and the Joe Mann Mine will exceed 100,000 ounces of gold and 20,000,000 lbs. of copper beginning in 2005. The resulting cash flow will enable Campbell to pursue the development of its other properties.

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                 SEPTEMBER 30     December 31
                                                     2003             2002
                                                 ------------     -----------
                                                       $                $

ASSETS

Current assets
   Cash and cash equivalents                          7,589          3,432
   Restricted cash                                      234             --
   Short-term investments at market value               503            315
   Receivables                                        5,209          3,718
   Settlements receivables                            3,401          4,161
   Notes receivable                                     590          1,903
   Inventories of ore and supplies (note 3)           3,308          3,040
   Prepaids                                             320            555
                                                    -------        -------
                                                     21,154         17,124

Notes receivable                                     26,145         26,735
Investment                                            6,267          6,447
Restricted deposits and swap agreement               49,105         48,900
Future income tax                                     1,944          2,350
Mining interests (note 4)                            21,939         25,833
Accrued benefit assets                                2,274          1,732
Other assets                                          2,377          2,612
                                                    -------        -------
                                                    131,205        131,733
                                                    =======        =======

LIABILITIES

Current liabilities
   Accounts payable                                   5,697          6,280
   Accrued liabilities                                3,588          3,140
   Current portion of long-term debt                  1,147          2,698
                                                    -------        -------
                                                     10,432         12,118

Reclamation and site restoration accruals             6,500          6,500
Long term debt (note 6)                              55,897         56,468
Future income tax                                     1,944          2,350
Deferred royalty (note 5)                            30,694         31,835
Other liabilities                                        --            102
                                                    -------        -------
                                                    105,467        109,373
                                                    -------        -------

SHAREHOLDERS' EQUITY

   Capital stock (note 7)                            37,071         30,013
   Warrants                                             258          1,339
   Deficit                                          (11,591)        (8,992)
                                                    -------        -------
                                                     25,738         22,360
                                                    -------        -------
                                                    131,205        131,733
                                                    =======        =======

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)
--------------------------------------------------------------------------------

                                              THREE MONTHS ENDED     NINE MONTHS ENDED
                                                 SEPTEMBER 30          SEPTEMBER 30
                                              ------------------     -----------------
                                                2003       2002      2003        2002
                                               ------     ------     ------     ------
                                                 $           $         $           $

METAL SALES                                     6,050      3,620     16,825      7,336
                                                -----     ------     ------     ------

Expenses
   Mining                                       4,513      4,970     16,452      8,312
   General administration                         474        418      1,321      1,487
   Depreciation and amortization                1,341      1,229      4,366      2,690
   Restoration                                     --         --         --         67
   Care and maintenance                            (2)        --         93        124
                                                -----     ------     ------     ------
                                                6,326      6,617     22,232     12,680
                                                -----     ------     ------     ------

Loss before the following items                  (276)    (2,997)    (5,407)    (5,344)
                                                -----     ------     ------     ------

Interest expense on long-term debt (note 8)       (99)      (204)      (463)      (462)
Interest income                                   450        378      1,332        815
Amortization of deferred charges                 (118)       (68)      (353)      (101)
                                                -----     ------     ------     ------
Loss from operations                              (43)    (2,891)    (4,891)    (5,092)
                                                -----     ------     ------     ------

Other income (expense)
   Other income                                   829         37      1,990      1,046
   Loss on repurchase of royalty                   --         --       (559)        --
   Share of loss of affiliate                    (169)       (27)      (179)       (50)
                                                -----     ------     ------     ------
                                                  660         10      1,252        996
                                                -----     ------     ------     ------
Earnings (loss) before taxes                      617     (2,881)    (3,639)    (4,096)

Income and mining tax recovery (expense)          (17)       (20)       (41)       (46)
                                                -----     ------     ------     ------

NET EARNINGS (NET LOSS)                           600     (2,901)    (3,680)    (4,142)
                                                =====     ======     ======     ======

EARNINGS (LOSS) PER SHARE                        0.01      (0.07)     (0.08)     (0.11)
                                                =====     ======     ======     ======





CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)

(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------



                                                THREE MONTHS ENDED    NINE MONTHS ENDED
                                                    SEPTEMBER 30       SEPTEMBER 30
                                                ------------------    -----------------
                                                  2003       2002      2003     2002
                                                 -------    ------   -------    ------
                                                    $          $         $        $

BALANCE AT BEGINNING OF PERIOD                   (12,191)   (5,096)   (8,992)   (3,855)
Expired warrants                                      --        --     1,081        --
Net earnings (net loss)                              600    (2,901)   (3,680)   (4,142)
                                                 -------    ------   -------    ------
BALANCE AT END OF PERIOD                         (11,591)   (7,997)  (11,591)   (7,997)
                                                 =======    ======   =======    ======

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

(Expressed in thousand of Canadian dollars)
--------------------------------------------------------------------------------


                                                               THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                  SEPTEMBER 30                    SEPTEMBER 30
                                                               2003          2002          2003          2002
                                                              ------        ------        ------        ------
                                                                 $             $             $            $

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net earnings (net loss)                                          600        (2,901)       (3,680)       (4,142)
Items not involving cash
   Depreciation and amortization                               1,341         1,229         4,366         2,690
   Loss on repurchase of royalty                                  --                         559
   Loss (earnings) on disposal of short-term investment           31            --          (112)
   Loss (earnings) on disposal of mining interests               (46)           29           (46)           13
   Loss (earnings) on sale of a subsidiary                      (844)         (235)       (1,226)           39
   Other                                                          (4)          278          (905)          (84)
                                                              ------        ------        ------        ------
                                                               1,078        (1,600)       (1,044)       (1,428)

Net change in non-cash operating working capital                (512)       (1,524)       (2,123)       (5,849)
                                                              ------        ------        ------        ------
Cash flow related to operating activities                        566        (3,124)       (3,167)       (7,333)
                                                              ------        ------        ------        ------

FINANCING ACTIVITIES
   Issues of capital stock                                     7,027            --         7,058         5,943
   Grant                                                          --           655            --         2,000
   Decrease in long-term debt                                   (675)        2,700        (2,024)        2,700
   Other                                                           2          (145)         (102)          (82)
                                                              ------        ------        ------        ------
Cash flow related to financing activities                      6,354         3,210         4,932        10,561
                                                              ------        ------        ------        ------

INVESTING ACTIVITIES
   Proceed from sale of                                           --            --            --         1,153
   Royalty
   Expenditures on mining interests                              (10)       (1,180)         (475)       (5,059)
   Decrease in notes receivable                                   --            --         1,903         1,037
   Proceeds on sale of short-term investment                     532                       1,151
   Proceeds on sale of mining property                            48            --            48            47
   Other                                                        (235)           --          (235)       (1,056)
                                                              ------        ------        ------        ------
Cash flow related to investing activities                        335        (1,180)        2,392        (3,878)
                                                              ------        ------        ------        ------

Increase (decrease) in cash and cash equivalents               7,255        (1,094)        4,157          (650)
Cash and cash equivalents, beginning of period                   334         3,205         3,432         2,761
                                                              ------        ------        ------        ------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       7,589         2,111         7,589         2,111
                                                              ======        ======        ======        ======



Change in non-cash working capital
   Settlement receivables and receivables                     (1,156)       (1,042)       (1,290)       (3,215)
   Inventories and prepaids                                    1,442          (794)          (33)       (1,767)
   Accounts payable and accrued liabilities                     (798)       (1,303)         (800)          645
                                                              ------        ------        ------        ------
                                                                (512)       (3,139)       (2,123)       (4,337)
                                                              ------        ------        ------        ------

Supplementary Information
   Income taxes paid                                               9            19            56            71
   Interest paid                                                  21            25           228           171
   Deferred Royalty                                               --            --            --        11,965
   Shares issued in payment of debt                               --           150            --           510

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLAR)
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     Campbell Resources Inc. (the "Company" or "Campbell") was incorporated under the laws of British Columbia and continued under the Canada Business Corporations Act. The Company directly or through its subsidiaries is engaged in the business of the exploration, development, mining and processing of precious and base metals.

     The unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim period presented. For further information, refer to the financial statements and related footnotes included in the Company's Annual Report included in form 20-F for the year ended December 31, 2002.

     The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with United States GAAP.

     The results of operation for the first nine months of the year are not necessarily indicative of the results to be expected for the full year.


2.   RECENT ACCOUNTING CHANGE

     In February 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline (AcG-14), Disclosure of guarantees, with effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. The Company has determined that the significant details of all guarantees is already provided in the annual financial statements for the year ended December 31, 2002.

3.   INVENTORIES OF ORE AND SUPPLIES


                                            2003       2002
                                            -----     -----
                                             $           $

     Ore                                      970       645
     Supplies                               2,338     2,395
                                            -----     -----
                                            3,308     3,040
                                            =====     =====

4.   MINING INTERESTS

                                                       2003                        2002
                                              ---------------------------   -------------------
                                                           Accumulated
                                                         Depreciation and   Net Book   Net Book
                                                 Cost      Amortization       Value      Value
                                              --------   ----------------   --------   --------
                                                  $              $              $          $

       Property, plant and equipment            30,306         18,942         11,364    14,252
       Mining properties                       121,415        110,840         10,575    11,581
                                               -------        -------         ------    ------
                                               151,721        129,782         21,939    25,833
                                               =======        =======         ======    ======


5.   DEFERRED ROYALTY

     During the first quarter of 2003, the Company repurchased the Corner Bay portion of the $32,400 000 royalty for $10,814,000, realizing a loss of $ 599,000 and sold the last tranche of the royalty on the future production of the Joe Mann property for $10,255,000. All the units having been sold, the unitholders will receive $8 per ton of ore produced for the year 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale, plus an interest of 10% compounded annually, exceeds the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007.

6.   LONG-TERM DEBT

                                                                                2003         2002
                                                                               ------       ------
                                                                                  $           $

 Guaranteed Subordinate Debentures, bearing interest at varying rates,
    repayable at maturity in 2007 (a)                                          38,000       38,000

 Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares
    of a subsidiary, with a nominal value of $12,000,000 (a)                   11,105       10,900
                                                                               ------       ------
                                                                               49,105       48,900

Convertible Subordinated Debentures bearing interest at 7.5% (b)                3,444        4,025

 Convertible Debentures with interest accrued thereon of $508,000
    ($385,000 in 2002) (c)                                                      3,658        3,535

Credit facility, secured by a first charge on the assets of Meston
    Resources Inc., bearing interest at the average prime rate of six Canadian banks plus 1.5%, repayable from November 2003 in
    quarterly instalments of $670,000, maturing February 2004(1)                  791        2,646

Loan secured by vehicles, no interest, repayable in monthly payments of $1,512 up to November 2005 and $573 thereafter, maturing in
    December 2006                                                                  46           60
                                                                               ------       ------
                                                                               57,044       59,166

Current portion                                                                 1,147        2,698
                                                                               ------       ------
                                                                               55,897       56,468
                                                                               ======       ======

----------

(1) As part of the credit facility arrangement, 606,061 warrants were issued and the fair value of the warrants of approximately $258,000 was applied to the reduction of the proceeds received as described in note 7d).

     a) In 1991, a subsidiary of the Company entered into a financing arrangement ("Arrangement") whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in 2007.

          In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company's subsidiary entered into an Interest Rate and Currency Exchange Agreement, referred to as a Swap Agreement with a major international bank. The Swap Agreement provides for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company's subsidiary invested $46,000,000 in restricted deposits with the counterparty to the Swap Agreement and which have been assigned to secure all payments due under the Swap Agreement. The deposits and Swap Agreement were irrevocably assigned directly to and accepted by the Investors.

          The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

     b) The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 of each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of US$5.00 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed for common shares on the basis of one common share for each US$5.00 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the common shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share.

          Debenture holders did not convert debenture principal into common shares of the Company (in 2002 and 2003). The balance outstanding at September 30, 2003 and December 31, 2002 is US$2,551,000.

     c) The debentures are unsecured, bear interest at 8% annually plus an additional interest charge calculated as follows: 1% for every 1 million of unpaid capital multiplied by the net smelter return ("NSR"), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand Mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2004 and quarterly thereafter. The debentures are refundable as to 20% of capital on July 1, 2004, as to 40% on July 1, 2005 and up to 40% on July 1, 2006 or are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase of the gold price above US$350.

7.   CAPITAL STOCK

     a)   Authorized shares

               Preference shares -- unlimited, issuable in series, without par value

               Common shares -- unlimited

     b)   Issued and outstanding shares


                                                           2003                          2002
                                                ---------------------------   -------------------------
                                                     Shares         Amount        Shares         Amount
                                                -------------       ------    -------------      ------
                                                (in thousands)         $      (in thousands)        $

             Commons shares
                Balance, beginning
                   of period                         44,478         30,013         32,562         24,620

             Issued
                Private placement                    14,167          6,954          9,897          4,276
                Acquisition of properties                --             --            350            192
                Payment of debt                          --             --            500            360
                Share purchase plan                     170             79             --             --
                Shares repurchased                       --             --             (7)           (12)
                Exercise of
                   warrants and options                  49             25          1,176            577
                                                     ------         ------         ------         ------
             Balance, end of period                  58,864         37,071         44,478         30,013
                                                     ======         ======         ======         ======

     c)   Employee Incentive Plan and Directors' Stock Option Plan

          Changes in the share option plans are as follows (in thousands except per share amounts):

                                                          2003                           2002
                                                  -------------------------      ------------------------
                                                                   Weighted                     Weighted
                                                                   average                       average
                                                                   exercise                     exercise
                                                   Shares           price         Shares          price
                                                   ------          --------       ------        ---------
                                                                       $                            $

           Outstanding, beginning of year           2,181             0.86         1,499           1.00
           Granted                                     --               --           690           0.67
           Exercised                                   (3)            0.51            --              -
           Expired and cancelled                     (315)            1.97            (8)          9.10
                                                    -----             ----         -----           ----
           Outstanding, end of year                 1,863             0.68         2,181           0.86
                                                    =====             ====         =====           ====

     c)   Employee Incentive Plan and Directors' Stock Option Plan (continued)

          The following summarizes information about stock options outstanding at June 30, 2003 (in thousands except per share amounts):


                               OPTIONS OUTSTANDING
                ----------------------------------------------------------------
                                                      WEIGHTED
                                                       AVERAGE          WEIGHTED
                  RANGE OF                            REMAINING         AVERAGE
                  EXERCISE            NUMBER         CONTRACTUAL        EXERCISE
                   PRICE            OUTSTANDING          LIFE            PRICE
                -----------         -----------      -----------        --------
                     $                                                      $

                0.51 - 0.67           1,816          2.8 YEARS            0.59
                3.70 - 4.30              47          0.8 YEARS            4.11
                                      -----          ---------            ----
                                      1,863          2.7 YEARS            0.68
                                      =====          =========            ====

     d)   Warrants and options outstanding

          i)   Issued during the year ended December 31, 2002

               The Company recorded the fair value of the warrants issued as of the date of issuance using the Black-Scholes pricing model with the following assumptions: risk free, interest rate of 3.80%, expected dividend yield of nil, expected volatility ranging of 97% and expected life of 3 years.

               o In regard to the credit facility obtained, 606,061 share purchase warrants have been issued. Each warrant entitles the holder to purchase one common share of the Company at $0.66 per share until February 28, 2005. The fair value of the warrants as at the date of issuance was estimated at $258,000 and applied to the reduction of the amount received under the credit facility presented under long-term debt.

          ii)  Issued in prior years

               o In regard to the financing of the Copper Rand mine development, Investissement-Quebec carries a five-year option entitling it to subscribe to a maximum of 25,000 shares of CCR at $100 per share. Upon issuance of these shares by CCR, the shares will be automatically exchanged for common shares of the Company at $1.025 per share.

               o Options to purchase 40,000 common shares of the Company up to December 31, 2003 at $0.52 were granted in consideration of services to be rendered to the Company.

8.   INTEREST EXPENSE ON LONG-TERM DEBT

                                                      2003           2002
                                                     ------         ------
                                                        $              $

Credit facility                                         110             24
Guaranteed Subordinate Debentures                     1,572          1,995
Convertible Debentures                                  353            438
                                                     ------         ------
                                                      2,035          2,457

Interest revenue on restricted deposits (note 6a)    (1,572)        (1,995)
                                                     ------         ------
                                                        463            462
                                                     ======         ======

9.   COMMITMENTS AND CONTINGENCIES

     a) The Company is committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

     b) On June 30, 2001, the Company amended the Net Smelter Return Royalty Agreement on the production of the Joe Mann Mine in consideration of the issuance of 800,000 common shares of the Company for a value of $432,000. The royalty was reduced to a graduated net smelter return royalty increasing from 1.5% at gold price of US$325 per ounce to 2.0% at a gold price of US$375 per ounce. After a cumulative royalty payment of $500,000, a royalty of 1% will be paid only if the gold price is at US$350 or above. At September 30, 2003, the cumulative royalty was of $293,000.

     c) As the promoter and operator of the Copper Rand Mine ("CCR"), a subsidiary of the Company guaranteed the repayment of the $22 million loan facility provided by Investissement Quebec to CCR. At September 30, 2003, the loan to CCR was $16,861,869 and the accrued interest was $720,056.

     d) The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make, submissions and expenditures in the future to comply with such laws and regulations. Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

     e) Under the financing arrangement entered into in 1991, (swap agreement), by a subsidiary of the Company, mineral development expenditures which were renounced to the investors as part of the Arrangement were based, in part, on independent valuations of certain related mineral properties. Canada Customs and Revenue Agency ("CCRA") has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions to certain of the investors. The Company may be contingently liable for certain losses or damages to investors, if any, that may result if CCRA is ultimately successful in its challenges. No provision for losses had been recorded at year-end.

10.  SUBSEQUENT EVENTS

     On October 31, 2003, following the approval by Investissement Quebec, the Company issued 15,010,488 common shares at an issue price of $1.025 for the conversion of convertible debentures for a total amount, including accrued interest, of $2,885,753 and for the acquisition of an additional 50% participation in Corporation Copper Rand Inc. ("CCR") in the amount of the paid capital of $12,500,000. The Company now holds 76% of CCR and will as of this date consolidate this new subsidiary into the consolidated financial statements.

     The Company will invest $ 7 million in development work at the Copper Rand Mine and will reimburse Investissement Quebec $10 million plus accrued interest of its $22 million loan to CCR by issuing 10,450,211 common shares from its capital stock at an issue price of $1.025 per share of which 1,332,611 shares will be issued in escrow pending shareholder approval. The balance of the loan at September 30, 2003 was $ 16.5 million.

CORPORATE INFORMATION

EXECUTIVE OFFICE                                               STOCK EXCHANGE LISTING & QUOTATION

CAMPBELL RESOURCES INC.                                        The Toronto Stock Exchange: CCH
Suite 1405                                                     OTC Bulletin Board: CBLRF
1155 University Street
Montreal QC  H3B 3A7
CANADA                                                         INVESTOR CONTACT:
Tel.:  (514) 875-9033
Fax:   (514) 875-9764                                          Andre Y. Fortier,
                                                               President and Chief Executive Officer
Andre Y. Fortier,                                              Tel.:  (514) 875-9037
President and Chief Executive Officer                          Fax:   (514) 875-9764
Tel.:  (514) 875-9037                                          E-mail: afortier@campbellresources.com
E-mail: afortier@campbellresources.com

                                                               TRANSFER AGENT
Lorna D. MacGillivray,
Vice President, Secretary and                                  NATIONAL BANK TRUST
General Counsel                                                1100 University Street, 9th Floor
Tel.: (514) 875-9033                                           Montreal QC  H3B 2G7
E-mail: lmacgillivray@campbellresources.com                    CANADA
                                                               Tel.: 1 (800) 341-1419 (toll free)
MINING OFFICE                                                          (514) 874-7171 (Montreal area)

RESSOURCES CAMPBELL INC.
CP 8000
Chibougamau QC  G8P 2X8
CANADA
Tel.:  (418) 748-7691
Fax:   (418) 748-7696







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